

05041426

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Att 3/30/2005 *

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2/28

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 2 8 2005

DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 12077

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: James I. Black & Co

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nobles Decker Lenker & Cardoso

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED

MAR 3 1 2005

THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Att 3/30/2005

Att 3/30/2005

NOBLES, DECKER, LENKER & CARDOSO

PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

102 W. WHITING STREET
SUITE 201
TAMPA, FLORIDA 33602-5114

TELEPHONE
813-223-3455
FAX
813-223-3515

INDEPENDENT AUDITOR'S REPORT

Board of Directors
James I. Black & Company
Lakeland, Florida

We have audited the accompanying statements of financial condition of James I. Black & Company as of December 31, 2004 and 2003, the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of James I. Black & Company as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nobles Decker Lenker + Cardoso

February 9, 2005

STATEMENTS OF FINANCIAL CONDITION
JAMES I. BLACK & COMPANY

	December 31, 2004	December 31, 2003
ASSETS		
Cash	$ 132,535	$ 88,658
Deposits with clearing organizations	51,482	20,435
Receivables:		
Brokers-dealers and clearing organizations	52,823	5,989
Brokerage customers	1,719,206	2,450,862
Securities, at market value	8,709	9,372
Refundable income taxes	-0-	3,677
Exchange memberships, at cost (approximate market value $15,000 in 2004 and $30,000 in 2003)	5,000	5,000
Furniture and equipment, net of accumulated depreciation of $134,548 and $94,422, respectively	74,661	77,469
	$ 2,044,416	$ 2,661,462
LIABILITIES AND STOCKHOLDERS' EQUITY		
Short-term bank loans	$ 109,000	$ 659,000
Payables:		
Brokers-dealers and clearing organizations	-0-	13,527
Brokerage customers	945,878	983,792
Accounts payable and accrued expenses	13,016	34,937
Income taxes payable	3,910	-0-
Long-term note payable	36,372	43,262
Total Liabilities	1,108,176	1,734,518
Stockholders' equity		
Common stock, no par value; 500 shares authorized, issued and outstanding at a stated value of $100 per share	50,000	50,000
Additional paid-in capital	25,000	25,000
Retained earnings	861,240	851,944
Total Stockholders' Equity	936,240	926,944
	$ 2,044,416	$ 2,661,462

See Notes to Financial Statements

STATEMENTS OF INCOME
JAMES I. BLACK & COMPANY

	Year Ended December 31,	
	2004	2003
REVENUES		
Commissions	$ 1,656,847	$ 1,435,643
Interest	187,691	240,250
Other	12,758	9,459
	1,857,296	1,685,352
EXPENSES		
Employee compensation and benefits	1,183,021	1,035,288
Interest	20,130	44,112
Floor brokerage, exchange and clearance fees	123,896	105,564
Communications and data processing	233,849	235,103
Occupancy	204,265	157,191
Other	75,252	112,257
	1,840,413	1,689,515
INCOME (LOSS) BEFORE INCOME TAXES	16,883	(4,163)
Provision for income taxes	7,587	2,847
NET INCOME (LOSS)	$ 9,296	$(7,010)

See Notes to Financial Statements

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
JAMES I BLACK & COMPANY

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2002	$ 50,000	$ 25,000	$ 858,954	$ 933,954
Net income (loss)			(7,010)	(7,010)
Balance at December 31, 2003	$ 50,000	$ 25,000	$ 851,944	$ 926,944
Net income (loss)			9,296	9,296
Balance at December 31, 2004	$ 50,000	$ 25,000	$ 861,240	$ 936,240

See Notes to Financial Statements

STATEMENTS OF CASH FLOWS
JAMES I. BLACK & COMPANY

	Year Ended December 31, 2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 9,296	$(7,010)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	40,126	20,340
(Increase) decrease in operating assets:		
Deposits with clearing organizations	(31,047)	19,816
Receivables:		
Brokers-dealers and clearing organizations	(46,834)	(3,405)
Brokerage customers	731,656	1,949,822
Securities	663	75
Refundable income taxes	3,677	2,397
Increase (decrease) in operating liabilities:		
Short-term bank loans	(550,000)	(1,837,000)
Payables:		
Brokers-dealers and clearing organizations	(13,527)	(108,020)
Brokerage customers	(37,914)	(25,848)
Accounts payable and accrued expenses	(21,921)	17,748
Income taxes payable	3,910	-0-
NET CASH PROVIDED BY OPERATING ACTIVITIES	88,085	28,915
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of furniture and equipment	(37,318)	(62,223)
NET CASH USED BY INVESTING ACTIVITIES	(37,318)	(62,223)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from long-term note payable	-0-	44,390
Principal payments on long-term note payable	(6,890)	(1,128)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	(6,890)	43,262
NET INCREASE IN CASH	43,877	9,954
CASH AT BEGINNING OF YEAR	88,658	78,704
CASH AT END OF YEAR	$ 132,535	$ 88,658
SUPPLEMENTAL DISCLOSURES		
Interest paid	$ 20,511	$ 47,974
Income tax paid	$ -0-	$ 450

See Notes to Financial Statements